Exhibit 1

Trading Symbols (TSX-V: LM; OTCQB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Second Quarter Ended June 30, 2016

August 29, 2016

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE PERIOD ENDED June 30, 2016

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation’s (the "Company" or "Lingo Media") financial condition and results of operations, prepared as of June 30, 2016, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying Notes for the period ended June 30, 2016 and 2015, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  The Company's independent auditor has not performed a review of these financial statements in accordance with standards established for a review of interim financial statements by an entity's auditor. All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three-month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	2

Summary Description of Lingo Media

Lingo Media (“Lingo Media,” the “Company,” “we” or ”us”) is a global EdTech company that is ‘Changing the way the world learns English’, developing and marketing products for learners of English through various life stages, from classroom to boardroom. By integrating education and technology, the company empowers English language educators to easily transition from traditional teaching methods to digital learning.

The Company provides both online and print-based solutions through two distinct business units: ELL Technologies Ltd. (“ELL Technologies”) and Lingo Learning Inc. (Lingo Learning”). ELL Technologies provides online training and assessment for English language learning. Lingo Learning is a print-based publisher of English language learning textbook programs in China.

Lingo Media has formed successful relationships with key government and industry organizations internationally, with a particularly strong presence in Latin America and China, and continues to both extend its global reach and expand its product offerings.

Operational Highlights

●	Online English Language Learning:

☑	Released ELL Studio, a speech recognition and practice pronunciation mobile app that enables learners to practice their spoken English skills anywhere, any time

☑	Launched partnership with Telefonica Educación Digital S.L.U. to market, sell and distribute ELL Technologies’ full suite of English language training products in Peru

☑

Entered into a distribution agreement with Gale, a subsidiary of Cengage whereby Gale markets and sells a co-branded version of ELL Scholar, named Gale-Lingo, as a self study solution for digital libraries world wide, excluding Latin America

☑	Started marketing and selling, English for Success, a series of lessons and activities derived from ELL Library as a solution for governments and other institutions

●	Print-Based English Language Learning:

☑	Continued expanding the market for PEP Primary English and Starting Line programs with People’s Education Press in China

Corporate Highlights

☑	Loans payable $580,000 were retired and repaid in full

☑	5,711,683 warrants were exercised resulting net proceeds of $2,221,262

In 2016, our strategy continues its focus on transitioning more and more of our business to online subscriptions and digital downloads that enable learners to bring your own device (“BYOD”) and beyond paper-based textbook publishing. We believe that these online subscription formats provide customers with an overall better learning experience, the flexibility to use our products on multiple platforms (i.e. beyond desktops to tablets and mobile extensions), and is a more economical and relevant way for us to deliver our products to customers.

As a result of strategic reorganization and realignment of the business in 2015. We had integrated Speak2Me Inc., Parlo Corporation and ELL Technologies Ltd. into one business segment, ELL Technologies, and now operate only two business segments. Our web-based online English language learning division is ELL Technologies Ltd. (“ELL Technologies”) and our print-based English language learning textbook publishing division is Lingo Learning Inc. (“Lingo Learning”).

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	3

Online English Language Learning

ELL Technologies, acquired in 2010, now offers over 2,000 hours of interactive learning through a number of product offerings that include Winnie’s World, English Academy, Scholar, Campus, Master and Business, in addition to offering custom solutions. ELL Technologies is primarily marketed in Latin America through a network of distributors and earns its revenues from licensing and subscription fees from its suite of web-based EdTech language learning products and applications.

At the time of the acquisition, ELL Technologies had an extensive existing product line which required substantial revisions in the technology platform and user interface. Over the past few years, our development team has engineered an eLearning platform and has been introducing new products to the market since the beginning of 2015, integrating cutting-edge technologies, solutions, content and pedagogy.

ELL Technologies’ high-tech, easy to implement eLearning Software-as-a-Service solutions have positioned the Company to teach the world English. As a result of ongoing investment into product development, we are able to provide learners of all ages and levels of English proficiency with a platform to further their language learning development. See our “Correlation Table” below:

The horizontal axis contains our product line and correlates to the vertical axis which contains the ages and levels of proficiency that the product has been designed for.

To summarize our 2016 product development achievements to date, we have:

●	Completed the development of ELL Studio

●	Continuing to advance development of English Academy

●	Initiated development of Phase 2 of our learning management system

●	Continuing to add content and resources to our proprietary digital library

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	4

All of our products have been designed for our proprietary learning management system which completes the suite of products and allows ELL Technologies to market and sell to academic institutions, governments and corporations. Educators who license the platform will be able to easily create, convert, edit, and arrange lessons and courses as they see fit.

Formative assessments and data gathering functionality allows us to adapt and improve content. Based on that data, we are able to program iterations to address specific problem areas and to make learning more accessible, efficient and measurable. Built for learners, by learners, we empower educators and allow them to easily transition from pure classroom paper-based teaching to the online world.

Lingo Media has spent $2,033,703 in development of its digital library as content development and expects to earn revenue over an extended period of time.

Print-Based English Language Learning

The Company continues to maintain its legacy textbook publishing business through Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 560 million units from its library of program titles.

Over the past several years, Lingo Media has invested $1,301,220 for the development of PEP and PEP AV products. Currently these development costs have been fully amortized and the products continue to earn royalty revenue with a minimum remaining life of five years through its current contracts and possible renewals at maturity.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press and People’s Education & Audio Visual Press (collectively “PEP”), who are China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s English language training programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s English language training programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreements between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales. In addition, PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are not able to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized quarterly upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenue from the sale of published and supplemental products is recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo and Speak2Me into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the online courses to the end client through its distributor and when collectability is reasonably assured.

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	5

When the outcome of a contract cannot be reliably estimated, all contract related costs are expensed and revenues are recognized only to the extent that those costs are recoverable. When the uncertainties that prevented reliable estimation of the outcome of a contract no longer exist, contract revenue and expenses are recognized using the percentage of completion method.

Overall Performance

During the 3-month period ended June 30, 2016, Lingo Media recorded revenues of $1,549,397 as compared to $1,794,659 in 2015. Net profit was $631,183 for the second quarter of 2016 as compared to $979,103 in 2015. Total comprehensive income was $624,319 as compared to $993,552 in 2015. At the same time, the Company’s selling general and administrative costs was $386,137, a 20% increase compared to $321,442 in 2015. Lingo Media recorded share-based payments of $nil as compared to $6,578 in 2015. In addition, cash generated in operations during the period was $737,448 as compared to $138,764 in 2015.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $642,542 for the quarter period, compared to $919,410, for the same period in 2015. This decrease in online licensing sales is due to the cyclical nature of purchases and awarding of sales contracts in the education sector.

Print-Based English Language Learning

Lingo Media earned royalty revenue of $906,855 for the three months period ended in 2016 compared to $875,249 in 2015 from People’s Education Press and People’s Education & Audio Visual Press, an increase of 4%. This increase consists of additional royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives as well as the distribution of the Scholar series.

Market Trends and Business Uncertainties

Lingo Media believes that the global market trends in English language learning are strong and will continue to grow at a rapid pace. Developing countries around the world, specifically in Latin America and Asia are expanding their mandates for the teaching of English amongst students, young professionals and adults.

The British Council suggests that there are 1.6 Billion people learning English globally. English language learning products and services are a US$56.3 Billion global market notes Ambient Insight, who also forecasts digital English learning expenditures to account for US$3.1 Billion by 2018.

Markets and Markets forecasts the global EdTech market to grow from US$43.27 Billion in 2015 to US$93.76 Billion to 2020, or at a CAGR or 16.72%.

GSV Advisors forecasts digital English learning product expenditures to be US$2.5 Billion (or 7.3%) of the global market by 2016, with Latin America representing approximately US$260.9 Million of that figure. Students attending English language training (“ELT”) classes in Latin America accounted for approximately 14 per cent of worldwide revenues, or US$321-million in 2013. Growth has been very rapid in the region, and represents a particularly strong opportunity moving forward relative to other geographic regions. The remaining market for ELT is largely concentrated in Europe, the Middle East and Africa (45 per cent of revenues or US$1.04-billion) and the Asia Pacific region (35 per cent of revenues or US$825-million).

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	6

Lingo Media is uniquely positioned to take advantage of the market opportunity for teaching English in Latin America and Asia, with its scalable web-based learning technology and solutions. Although the market outlook remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

As at June 30, 2016 Lingo Media had a working capital of $4,050,276 compared to a working capital of $887,826 as at June 30, 2015. Total comprehensive income for the period ended June 30, 2016 was $624,319 compared to $993,552 for the period ended June 30, 2015.

Financial Highlights

3-month Period Ended June 30	2016	2015	2014
Revenue
Print-Based English Language Learning	$906,855	$875,249	$772,975
Online English Language Learning	642,542	919,410	104,904
	1,549,397	1,794,659	877,879
Net Profit for the Period	631,183	979,103	217,633
Total Comprehensive Income	624,319	993,552	200,534
Earnings per Share	$0.02	$0.04	$0.01
Total Assets	7,663,731	3,867,996	2,130,756
Working Capital / (Deficit)	4,050,276	887,826	(475,856)
Cash Generated from Operations	$737,448	$138,764	$208,702

The Company had cash on hand as at June 30, 2016 of $1,479,831 (2015 - $142,328) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

During the period, Lingo Media earned $642,542 in online licensing sales revenue as compared to $919,410 in 2015. This decrease in revenue from Online English Language Learning is a result of the cyclicality of purchasing decisions in the education sector.

Revenues from Print-Based English language learning for the period were $906,855 compared to $875,249 in 2015. Direct costs associated with publishing revenue are relatively modest and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the development of its existing and new programs and marketing activities to maintain and increase its royalty revenues.

Selling, General and Administrative

Selling, general and administrative expenses were $386,137 compared to $321,442 in 2015. Selling, general and administrative expenses for the two segments are segregated below.

(i)	Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $154,161 in 2015 to $210,110 in 2016 primarily due to the increase of sales activities, travel expenses, signing new office lease and reduction of government grant. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2016	2015
Sales, marketing & administration	$16,861	$18,521
Management fees and salaries	125,176	144,247
Travel	39,420	28,793
Premises	46,814	18,703
Shareholder services	24,971	10,070
Professional fees	7,460	7,073
Less: Grants	(50,592)	(73,246)
	$210,110	$154,161

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	7

(ii)	Online English Language Learning

Selling, general and administrative costs related to online English language learning was $176,027 for the period compared to $167,281 in 2015. Selling, general and administrative costs for this business unit increased in 2016 as compared to 2015, which included an increase of corporate development services and management fees.

	2016	2015
Sales, marketing & administration	$40,860	$65,996
Management fees and salaries	32,209	12,152
Travel	15,328	633
Premises	12,000	12,000
Shareholder services	69,339	54,046
Professional fees	6,291	22,454
	$176,027	$167,281

Total Selling, General and Administrative Expenses	$386,137	$321,442

Net Income

Total comprehensive income for the Company was $624,319 for the period ended June 30, 2016 as compared to $993,552 in 2015. This income can be attributed to the two operating segments as shown below:

Online ELL	2016	2015
Revenue	$642,542	$919,410
Expenses:
Direct costs	87,877	80,835
General & administrative	176,027	167,281
Amortization of property & equipment	400	1,672
Amortization of development costs	247,149	174,389
Income taxes and other taxes	140	33
	511,593	424,210
Segmented Profit - Online ELL	$130,949	$495,200

Print-Based ELL
Revenue	$906,855	$875,249
Expenses:
Direct costs	21,268	20,292
General & administrative	210,110	154,161
Amortization of property & equipment	2,184	506
Income taxes and other taxes	136,482	136,539
	370,044	311,498
Segmented Profit – Print-Based ELL	$536,811	$563,751

Other
Foreign exchange loss	$(29,027)	$(27,110)
Interest and other financial expenses	(7,550)	(46,160)
Share based payment	-	(6,578)
Other comprehensive income (loss)	(6,864)	14,449
	(43,441)	(65,399)
Total Comprehensive Income	$624,319	$993,552

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	8

Foreign Exchange

The Company recorded foreign exchange loss of $29,027 as compared to $27,110 in 2015, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the period, the Company recorded an expense of $nil compared to $6,578 during 2015.

Net Profit for the Period

The Company reported a net profit of $631,183 for the period as compared to $979,103 in 2015.

Total Comprehensive Income

The total comprehensive income is calculated after the application of exchange differences on translating foreign operations gain. The Company reported a total comprehensive income of $624,319 for the period ended June 30, 2016, as compared to $993,552 in 2015.

Summary of Quarterly Results

	Q3-15	Q4-15	Q1-16	Q2-16
Revenue	$1,203,201	$1,276,248	$756,858	$1,549,397
Income Before Taxes and Other Comprehensive Income	694,300	793,683	63,503	767,805
Total Comprehensive Income	631,730	602,819	111,788	624,319
Earnings per Share	0.03	0.02	0.00	0.02
	Q3-14	Q4-14	Q1-15	Q2-15
Revenue	$222,468	$1,176,066	$651,627	$1,794,659
Income / (Loss) Before Taxes and Other Comprehensive Income	(169,200)	286,673	232,580	1,115,675
Total Comprehensive Income / (Loss)	(255,659)	344,096	146,598	993,552
Earnings / (Loss) per Share	(0.01)	0.01	0.01	0.04

Lingo Media Corporation (TSX-V: LM; OTCQB: LMDCF) Management Discussion & Analysis	9

Liquidity and Capital Resources

As at June 30, 2016, the Company had cash of $1,479,831 compared to $142,328 in 2015. Accounts and grants receivable of $2,716,039 were outstanding at the end of the period compared to $1,790,7586 in 2015. With 43% of the receivables from PEP and the balance due from ELL Technologies customers with a 90 - 120 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $4,679,488 (2015 - $2,335,899) with current liabilities of $629,212 (2015 - $1,448,073) resulting in working capital of $4,050,276 (2015 - working capital of $887,826).

The Company receives government grants based on certain eligibility criteria for publishing industry development in Canada and for international marketing support. These government grants are recorded as a reduction of general and administrative expenses to offset direct expenditure funded by the grant. The Company receives these grants throughout the year. The grant is applied based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company has access to working capital through equity private placement financings and / or debt financings, if required to finance its growth plans and expansion into new international markets.

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2016	$95,028
2017	184,555
2018	193,111
2019	193,111
2020	193,111
Thereafter	22,430

Transactions with Related Parties

During the period, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

The Company charged $2,891 (2015 - $Nil) to corporations with one director in common for rent, administration, office charges and telecommunications.

Key management compensation was $102,500 (2015 – $82,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company. $223,387 is deferred and included in accounts payable.

Included in loans payable are loans amounting to $480,000 (2015 – $480,000) were due to related parties and were repaid in April 2016.

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Additional Disclosure

Intangibles

	Software and Web Development	Content Platform	Content Development	Total
Cost, January 1, 2015	$7,781,611	$1,477,112	$-	$9,258,723
Additions	406,055	-	455,407	861,462
Effect of foreign exchange	13,355	-	-	13,355
Cost, June 30, 2015	8,201,021	1,477,112	455,407	10,133,540
Additions	376,890	-	833,088	1,209,978
Effect of foreign exchange	53,095	-	-	53,095
Cost, December 31, 2015	8,631,006	1,477,112	1,288,495	11,396,613
Additions	335,948	-	745,208	1,081,157
Effect of foreign exchange	(10,174)	-	-	(10,174)
Cost, June 30, 2016	$8,956,780	$1,477,112	$2,033,703	$12,467,596

Accumulated depreciation, January 1, 2015	7,053,835	1,357,290	-	8,411,126
Charge for the period	221,071	119,822	13,537	354,430
Effect of foreign exchange	8,884	-	-	8,884
Accumulated depreciation, June 30, 2015	7,283,790	1,477,112	13,537	8,774,439
Charge for the period	289,295	-	77,995	367,290
Effect of foreign exchange	49,140	-	-	49,140
Accumulated depreciation, December 31, 2015	7,622,225	1,477,112	91,532	9,190,869
Charge for the period	306,801	-	164,636	471,437
Effect of foreign exchange	(8,687)	-	-	(8,687)
Accumulated depreciation, June 30, 2016	$7,920,339	$1,477,112	$256,168	$9,653,619

Net book value, December 31, 2015	$1,008,781	-	$1,196,963	$2,205,744
Net book value, June 30, 2016	$1,036,441	-	$1,777,536	$2,813,977

The Company began commercial production and sale of its services and products during 2009. In 2016, the Company focused on the redesign and upgrade of its ELL Technologies’ suite of products and invested $1,081,157 (2015 - $861,462). The ELL Technologies’ suite of products includes five different products, each designed to suit the needs of different demographic groups. Although the full suite of product is not yet complete, the Company has started the commercial production and sale of three of these products.

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Property and Equipment

Cost, January 1, 2015	$173,679
Additions	13,281
Disposal	(5,000)
Effect of foreign exchange	2,272
Cost, June 30, 2015	184,232
Additions	-
Disposal	-
Effect of foreign exchange	4,189
Cost, December 31, 2015	188,421
Additions	5,901
Effect of foreign exchange	(2,797)
Cost, June 30, 2016	$191,525

Accumulated depreciation, January 1, 2015	$148,873
Charge for the period	3,896
Effect of foreign exchange	(1,915)
Accumulated depreciation, June 30, 2015	150,854
Charge for the period	4,683
Disposal	(4,046)
Effect of foreign exchange	8,051
Accumulated depreciation, December 31, 2015	159,542
Charge for the period	4,028
Effect of foreign exchange	(2,693)
Accumulated depreciation, June 30, 2016	$160,877

Net book value, January 1, 2015	$24,806
Net book value, December 31, 2015	$28,879
Net book value, June 30, 2016	$30,648

Disclosure of Outstanding Share Data

As of August 29, 2016, the followings are outstanding:

Common Shares:	35,436,692
Warrants:	$Nil
Stock Options:	3,138,335

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

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